UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

SKULLCANDY, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

83083J104

(CUSIP Number)

Michael R. Cahill

7371 Prairie Falcon Rd., #120

Las Vegas, NV 89128

Copy to:

Robert G. O’Connor

J. Randall Lewis

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83083J104

1.	Name of Reporting Person: MICHAEL R. CAHILL
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S. CITIZEN
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 3,939,886(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 3,939,886(1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 3,939,886(1)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 13.8%(2)
14.	Type of Reporting Person IN

(1)	Represents shares held by Ptarmagin, LLC (“Ptarmagin”). Michael R. Cahill is the manager of Ptarmagin and holds sole voting and dispositive power over the shares held by Ptarmagin. The members of Ptarmagin are The FTPIL Trust (the “FTPIL Trust”) and The 9990 Trust (the “9990 Trust”). Rick Alden, a director of the Issuer, and his children are the beneficiaries of the FTPIL Trust. Rick Alden’s spouse and their children are the beneficiaries of the 9990 Trust. Mr. Cahill may be deemed to indirectly beneficially own the shares held by Ptarmagin but disclaims any beneficial ownership of such shares.
(2)	Based on 28,626,676 shares of common stock reported as outstanding as of March 28, 2016 as reported in the Issuer’s Proxy Statement on Schedule 14A (File No. 001-35240) filed with the Securities and Exchange Commission (the “SEC”) on April 6, 2016.

CUSIP No. 83083J104

1.	Name of Reporting Person: PTARMAGIN, LLC
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization UTAH
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,939,886(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,939,886(1)
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 3,939,886(1)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 13.8%(2)
14.	Type of Reporting Person OO (LIMITED LIABILITY COMPANY)

(1)	Represents shares held by Ptarmagin. Michael R. Cahill is the manager of Ptarmagin and holds sole voting and dispositive power over the shares held by Ptarmagin. The members of Ptarmagin are the FTPIL Trust and the 9990 Trust. Rick Alden, a director of the Issuer, and his children are the beneficiaries of the FTPIL Trust. Rick Alden’s spouse and their children are the beneficiaries of the 9990 Trust. Mr. Cahill may be deemed to indirectly beneficially own the shares held by Ptarmagin but disclaims any beneficial ownership of such shares.
(2)	Based on 28,626,676 shares of common stock reported as outstanding as of March 28, 2016 as reported in the Issuer’s Proxy Statement on Schedule 14A (File No. 001-35240) filed with the SEC on April 6, 2016.

CUSIP No. 83083J104

1.	Name of Reporting Person: THE FTPIL TRUST
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization NEVADA
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,969,943(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,969,943(1)
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 1,969,943(1)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 6.9(2)
14.	Type of Reporting Person OO (IRREVOCABLE TRUST)

(1)	Represents shares held by Ptarmagin. Michael R. Cahill is the manager of Ptarmagin and holds sole voting and dispositive power over the shares held by Ptarmagin. The members of Ptarmagin are the FTPIL Trust and the 9990 Trust. Rick Alden, a director of the Issuer, and his children are the beneficiaries of the FTPIL Trust. Rick Alden’s spouse and their children are the beneficiaries of the 9990 Trust. Mr. Cahill may be deemed to indirectly beneficially own the shares held by Ptarmagin but disclaims any beneficial ownership of such shares.
(2)	Based on 28,626,676 shares of common stock reported as outstanding as of March 28, 2016 as reported in the Issuer’s Proxy Statement on Schedule 14A (File No. 001-35240) filed with the SEC on April 6, 2016.

CUSIP No. 83083J104

1.	Name of Reporting Person: THE 9990 TRUST
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization NEVADA
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,969,943(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,969,943(1)
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 1,969,943(1)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 6.9(2)
14.	Type of Reporting Person OO (IRREVOCABLE TRUST)

(1)	Represents shares held by Ptarmagin. Michael R. Cahill is the manager of Ptarmagin and holds sole voting and dispositive power over the shares held by Ptarmagin. The members of Ptarmagin are the FTPIL Trust and the 9990 Trust. Rick Alden, a director of the Issuer, and his children are the beneficiaries of the FTPIL Trust. Rick Alden’s spouse and their children are the beneficiaries of the 9990 Trust. Mr. Cahill may be deemed to indirectly beneficially own the shares held by Ptarmagin but disclaims any beneficial ownership of such shares.
(2)	Based on 28,626,676 shares of common stock reported as outstanding as of March 28, 2016 as reported in the Issuer’s Proxy Statement on Schedule 14A (File No. 001-35240) filed with the SEC on April 6, 2016.

Explanatory Note

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed on February 24, 2012, as amended March 21, 2014, October 30, 2015, December 11, 2015, and February 16, 2016 (the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

Item 2.	Identity and Background

This Schedule 13D is filed jointly on behalf of Michael R. Cahill, an individual, Ptarmagin, LLC, a limited liability company organized under the laws of the state of Utah (“Ptarmagin”), The FTPIL Trust, an irrevocable trust organized under the laws of the State of Nevada (the “FTPIL Trust”) and The 9990 Trust, an irrevocable trust organized under the laws of the State of Nevada (the “9990 Trust” and, together with Michael R. Cahill, Ptarmagin and the FTPIL Trust, the “Reporting Persons”).

The sole member of Ptarmagin was previously the Alden Irrevocable Trust, an irrevocable trust organized under the laws of the State of Nevada (the “Alden Trust”). On January 7, 2016, the assets of the Alden Trust were divided equally between the FTPIL Trust and the 9990 Trust, which are irrevocable trusts organized under the laws of the State of Nevada. Mr. Cahill is the trustee of the Alden Trust, the FTPIL Trust and the 9990 Trust.

The address of the principal business office of Michael R. Cahill is 7371 Prairie Falcon Rd. #120, Las Vegas, NV 89128. Mr. Cahill is a United States citizen. Mr. Cahill is an estate planning attorney practicing law as a solo practitioner in the state of Nevada.

Ptarmagin is a non-operating holding company that directly holds the securities reported herein. The members of Ptarmagin are the FTPIL Trust and the 9990 Trust. Rick Alden, a director of the Issuer, previously formed the Alden Trust for the benefit of his spouse and children. Pursuant to the terms of the Alden Trust, the assets of the Alden Trust were divided equally between the FTPIL Trust and the 9990 Trust. The address of the principal business office of Ptarmagin, the FTPIL Trust and the 9990 Trust is 7371 Prairie Falcon Rd., #120, Las Vegas, NV 89128.

None of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment is being filed to report certain sales made by Ptarmagin of the Issuer’s Common Stock, including sales made pursuant to a Rule 10b5-1 trading plan governing shares that were previously reported as beneficially owned by Ptarmagin on Schedule 13D. No funds were used in making the transactions giving rise to this Amendment.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

Item 4.	Purpose of Transaction

Ptarmagin holds the Shares reported herein for investment purposes.

In pursuing such investment purposes, the Reporting Persons may further, from time to time, purchase, hold, vote, trade, dispose or otherwise deal in the Issuer’s Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (i) changes in the market prices of the Issuer’s Common Stock; (ii) changes in the Issuer’s operations, business strategy or prospects; or (iii) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (i) modifying their ownership of the Issuer’s Common Stock; (ii) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (iii) proposing changes in the Issuer’s operations, governance or capitalization; (iv) pursuing a transaction that would result in the acquisition of a controlling interest in the Issuer; or (v) pursuing or supporting one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (i) formulate other plans and proposals; (ii) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (iii) acquire additional shares of the Issuer’s Common Stock or dispose of some or all of the shares of the Issuer’s Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

On June 5, 2015, Ptarmagin adopted a prearranged stock trading plan in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. As of April 11, 2016, pursuant to Ptarmagin’s 10b5-1 plan and starting on September 10, 2015, an aggregate of 1,162,500 shares have been sold under the plan. The FTPIL Trust, of which Mr. Alden and his children are the beneficiaries, and the 9990 Trust, of which Mr. Alden’s spouse and children are the beneficiaries, are the members of Ptarmagin. Rule 10b5-1 permits individuals to adopt predetermined written plans for trading specified amounts of company stock when they are not in possession of material non-public information. These plans enable gradual asset diversification while simultaneously minimizing the market effect of stock trades by spreading them out over an extended period of time.

The 10b5-1 plan involves only a portion of the shares owned by Ptarmagin. The plan adopted by Ptarmagin involves a market order to sell 37,500 shares of the Issuer’s common stock per week effective September 10, 2015 and expiring September 8, 2016, for a total of 1,987,500 shares.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Item 5.	Interest in Securities of the Issuer

The information set forth or incorporated in Item 2, Item 3 and Item 4 is incorporated herein by this reference.

(a) - (b)

	Michael R. Cahill		Ptarmagin		The FTPIL Trust		The 9990 Trust
(a) Amount beneficially owned:	3,939,886	(1)	3,939,886	(1)	1,969,943	(1)	1,969,943	(1)
(b) Percent of class:	13.8	%(2)	13.8	(2)	6.9	%(2)	6.9	(2)
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:	3,939,886	(1)
(ii) Shared power to vote or to direct the vote:			3,939,886	(1)	1,969,943	(1)	1,969,943	(1)
(iii) Sole power to dispose or to direct the disposition of:	3,939,886	(1)
(iv) Shared power to dispose or to direct the disposition of:			3,939,886	(1)	1,969,943	(1)	1,969,943	(1)

(1)	Ptarmagin is the direct beneficial owner of the 3,939,886 Shares reported herein, which represents 13.8% of the outstanding Shares. Michael R. Cahill serves as the manager of Ptarmagin and sole trustee of both the FTPIL Trust and the 9990 Trust, and holds sole voting and dispositive power over the Shares reported herein. Mr. Cahill may be deemed to indirectly beneficially own the Shares held by Ptarmagin but disclaims beneficial ownership of such Shares. Because the FTPIL Trust and the 9990 Trust are the members of Ptarmagin, the trusts may be deemed to share voting and dispositive power over the Shares held by Ptarmagin.
(2)	Based on 28,626,676 shares of common stock reported as outstanding as of March 28, 2016 as reported in the Issuer’s Proxy Statement on Schedule 14A (File No. 001-35240) filed with the SEC on April 6, 2016.

(c) The following is a list of transactions in the Issuer’s Common Stock that were effected by Ptarmagin during the past 60 days in open market transactions. Other than as set forth immediately below, none of the Reporting Persons has engaged in any transaction during the past 60 days involving the Issuer’s Common Stock.

Transaction Date	Type of Transaction (Purchase/Sale)	Shares	Price per Share
02/11/16	Sale	37,500	$3.13
02/18/16	Sale	37,500	$3.46
02/25/16	Sale	37,500	$3.52
03/03/16	Sale	37,500	$3.64
03/10/16	Sale	37,500	$3.90
03/17/16	Sale	37,500	$3.87
03/24/16	Sale	37,500	$3.59
03/31/16	Sale	37,500	$3.55
04/07/16	Sale	37,500	$3.43

(d) Other than the Reporting Persons and the beneficiaries of the Alden Trust, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

1.	Joint Filing Agreement, dated as of April 11, 2016, by and among Michael R. Cahill, Ptarmagin, LLC, The FTPIL Trust and The 9990 Trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2016

/s/ Michael R. Cahill
Michael R. Cahill

PTARMAGIN, LLC

By:	/s/ Michael R. Cahill
Michael R. Cahill
Manager

THE FTPIL TRUST

By:	/s/ Michael R. Cahill
Michael R. Cahill
Authorized Trustee

THE 9990 TRUST

By:	/s/ Michael R. Cahill
Michael R. Cahill
Authorized Trustee